================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             DATE: DECEMBER 29, 2004


                                  GOLDCORP INC.
                               -------------------
                               (Registrant's Name)

                        145 King Street West, Suite 2700
                            Toronto, Ontario MSH 1J8
                                     CANADA
                        --------------------------------
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [ ]               Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]                     No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            GOLDCORP INC.



                                            By:  /s/  R. Gregory Laing
                                                --------------------------------
                                                 Name:  R. Gregory Laing
                                                 Title: Vice President, Legal



Date:   December 29, 2004